Exhibit D.11

Consent of Independent Auditors

     We consent to the use in this Annual Report on Form 40-F of our report dated November 27, 2002 on the consolidated statements of income, changes in shareholders’ equity and cash flows of the Canadian Imperial Bank of Commerce for the year ended October 31, 2001, which appears in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002